In accordance with Art. 115 of the Bolsas y Mercados Argentinos S.A. (the Argentine Stock Exchange or “BYMA”) Listing Regulations, it is informed that due to the merger of IRSA Propiedades Comerciales S.A. (“IRSA CP”) with and into IRSA Inversiones y Representaciones S.A. (“IRSA”), with IRSA being the surviving entity, approved by their respective shareholders meetings held on December 22, 2021, and also having obtained: (i) the relevant authorizations from the Comisión Nacional de Valores (the Argentine Securities Commission or “CNV”) and BYMA for the registration of the definitive merger agreement (“DMA”) and the capital increase for 152,158,215 shares of IRSA (the “New Shares”) before the Inspección General de Justicia (the Argentine Public Registry or “IGJ”), and (ii) the authorization for the public offering of the New Shares of IRSA; the exchange of the shares of IRSA CP for IRSA shares shall proceed, excluding the shares of IRSA CP that are owned by IRSA (the “Exchange”).

The shareholders of IRSA CP shall receive 1.40 ordinary shares of IRSA for each IRSA CP share, with a nominal value of ARS 1 each and 1 vote per share (the “Exchange Ratio”).

As a result, the capital stock of IRSA will increase from 658,719,865 to 810,878,080, through the issuance of 152,158,215 ordinary shares with a nominal value of ARS 1 and 1 vote per share.

The Exchange will be automatically performed by Caja de Valores S.A. (the “Depositary” or “CVSA”), domiciled at 25 de Mayo 362, City of Buenos Aires, as from May 30, 2022, and may be credited to the accounts between 10:00 am and 5:00 pm Buenos Aires Time (the “Initial Exchange Date”).

Likewise, each IRSA CP ADS will be exchanged for 0.56 IRSA GDS, by The Bank of New York Mellon, as depositary for the IRSA CP ADS and IRSA GDS, in accordance with the provisions of the respective deposit agreements.

The shareholders that will participate in the Exchange will be those that are registered in the shareholder registry of IRSA CP that is maintained by CVSA on the day before of the Initial Exchange Date.

Any fraction or decimal of the shares resulting from the application of the Exchange Ratio will be paid and automatically credited to the respective shareholders accounts with CVSA on the date and time for the Exchange indicated above. The settlement will be made in cash, in accordance with the BYMA Listing Regulations.

Finally, it is hereby noted that the settlement of any fraction of ordinary shares will not result in an involuntary loss of shareholder status.